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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 25324

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED AUG 21 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FV 8/23/02

REPORT FOR THE PERIOD BEGINNING JULY 1, 2001 (MM/DD/YY) AND ENDING JUNE 30, 2002 (MM/DD/YY)

am

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RJJ Pasadena Securities, Inc.

OFFICIAL USE ONLY
8425
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 South Lake Ave Suite 802

(No. and Street)

Pasadena (City) California (State) 91101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Henson & Company, CPA's, Inc.

(Name — *if individual, state last, first, middle name*)

2045 Huntington Drive, Suite B (Address) South Pasadena, (City) CA (State) 91030 (Zip Code)

CHECK ONE:

- XXX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 28 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BERKELEY JOHNSTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RJJ Pasadena Securities, as of June 30, 2002, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

Robert P. Reddingius

ROBERT P. REDDINGIUS
Commission # 1333813
Notary Public - California
Los Angeles County
My Comm. Expires Dec 8, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Henson & Company, CPA's, Inc.
2045 Huntington Drive, Suite B
South Pasadena, CA 91030
(626) 403-4410 Fax (626) 403-4411
Stephen Henson, CPA Elizabeth Henson, CPA

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholders
RJJ Pasadena Securities, Inc.

We have audited the accompanying balance sheet of RJJ Pasadena Securities, Inc. at June 30, 2002 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RJJ Pasadena Securities, Inc. as of June 30, 2002 and the results of its operations, changes in stockholders' equity and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

H & Co

South Pasadena, California
July 23, 2002

RJJ PASADENA SECURITIES, INC.

BALANCE SHEET

June 30, 2002

ASSETS

Current assets:	
Cash	$ 167,828
Receivables from brokers and dealers	29,670
Total current assets	197,498
Deposit	1,487
Total assets	$ 198,985

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accrued salaries and expenses	$ 126,260
Commitments	
Stockholders' Equity:	
Common Stock, no par value: stated value $10, authorized 10,000 shares, issued and outstanding 9,000 shares	90,000
Accumulated deficit	(17,275)
Total stockholders' equity	72,725
Total liabilities and stockholders' equity	$ 198,985

See accompanying notes

RJJ PASADENA SECURITIES, INC.

STATEMENT OF OPERATIONS

June 30, 2002

Revenues:		
Commissions		$ 646,916
Interest		3,611
Other		978
		651,506
Expenses:		
Employee compensation and benefits	$ 350,167	
Office expenses	28,086	
Rent	52,277	
Payroll taxes	17,761	
Auto and travel expenses	58,572	
Other operating expenses	143,756	650,619
Profit before income taxes		887
Provision for income taxes		(1,569)
Net loss		$ (682)

See accompanying notes

RJJ PASADENA SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended June 30, 2002

	Common Stock Shares	Common Stock Amount	Accumulated Deficit	Total
Balance at beginning of year	9,000	$ 90,000	$ (16,593)	$ 73,407
Net loss	-	-	(682)	(682)
Balance at end of year	9,000	$ 90,000	$ (17,275)	$ 72,725

See accompanying notes

RIORDAN, JOHNSTON & JAVADIZADEH

STATEMENT OF CASH FLOWS

Year ended June 30, 2002

Cash flow from operating activities:		
Net loss	$	(682)
Non cash items included in net income:		
Depreciation expense		0
Decrease in receivables from brokers and dealers		8,113
Decrease in accrued salaries and expense		(63,146)
Total cash used by operations		(55,715)
Net decrease in cash		(55,715)
Beginning cash balance		223,543
Ending cash balance	$	167,828

See accompanying notes

RJJ PASADENA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

June 30, 2002

1. SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying statements follows:

Basis of Presentation

The Company is a securities broker-dealer which executes and clears its stock and bond transactions through a major brokerage correspondent on a fully disclosed basis and forwards to the correspondent all of the funds and securities of customers received in connection therewith. Stock certificates are not processed by the Company, and accordingly, no recording of the positions is maintained by the Company. Security transactions are recorded on a trade date basis settling on the last business day of each month.

2. COMMITMENTS AND CONTINGENCIES

Clearing Broker-dealer

The Company is contingently liable to its clearing broker-dealer for any losses or claims resulting from transactions of its fully disclosed customers.

Lease Commitments

The Company occupies its office facilities under a month to month arrangement.

See accompanying accountants' report

3. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) which requires that the minimum net capital, as defined, shall be the greater of $50,000 or one-fifteenth of aggregate indebtedness, as defined. At June 30, 2002, the Company had net capital of $71,238 which exceeded its requirement by $21,238.

A computation of reserve requirements and information relating to possession and control are not applicable to RJJ Pasadena Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k) (2) (B).

RJJ PASADENA SECURITIES, INC.

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1

June 30, 2002

CREDITS		
Shareholders' equity	$	72,725
DEBITS		
Non allowable assets		
Deposits		1,487
TOTAL DEBITS		1,487
NET CAPITAL	$	71,238
6-2/3% of aggregate indebtedness in the amount of $126,260 ($8,422) or $50,000, whichever is greater		50,000
EXCESS NET CAPITAL	$	21,238
AGGREGATE INDEBTEDNESS		
Commissions payable	$	126,260
TOTAL AGGREGATE INDEBTEDNESS	$	126,260
Ratio of Aggregate Indebtedness to Net Capital		1.77:1

See accompanying accountants' report

RJJ PASADENA SECURITIES, INC.

RECONCILIATION OF NET CAPITAL

June 30, 2002

Net capital per FOCUS report, Part IIA	$	75,210
Audit adjustments:		(3,972)
Net Capital	$	71,238

See accompanying accountants' report

INDEPENDENT PUBLIC ACCOUNTANTS'

SUPPLEMENTARY REPORT

ON

INTERNAL ACCOUNTING CONTROL

Henson & Company, CPA's
2045 Huntington Drive, Suite B
South Pasadena, CA 91030
(626) 403-4410 Fax (626) 403-4411
Stephen Henson, CPA Elizabeth Henson, CPA

Board of Directors
RJJ Pasadena Securities, Inc.

We have examined the financial statements of RJJ Pasadena Securities, Inc., as of June 30, 2002, and have issued our report thereon dated July 23, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by RJJ Pasadena Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5 (g) (1), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Our review indicated that RJJ Pasadena Securities, Inc. was in compliance with the exemption from Rule 15c3-3 as of June 30, 2002 and no facts came to our attention to indicate that such conditions had not been complied with during the period. We did not (i) review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation or differences required by the Rule 17a-13 because the Company does not carry securities accounts for customers to perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and the procedures are to provide

management with reasonable, but not absolute, assurances that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of RJJ Pasadena Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate to meet the Commission's objectives at June 30, 2002.

Our opinion recognizes that it is not practicable in an organization the size of RJJ Pasadena Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies, and should not be used for any other purpose.

South Pasadena, California
July 23, 2002